EXHIBIT 99.1

Just Energy Announces Amendments to Recapitalization Plan, Support Agreements with Convertible Debenture Holders, and Updated Timing for Approval Votes

  Pursuant to amendments, Just Energy to pay accrued and unpaid interest in cash on convertible debentures until closing of the Recapitalization and issue C$15 million principal amount of new subordinated notes to holders of convertible debentures
  Just Energy receives commitment of support from a significant block of convertible debenture holders for the Company’s comprehensive plan to strengthen and de-risk the business
  Recapitalization has a high degree of stakeholder support, as demonstrated by preliminary voting results together with the votes of the Supporting Debentureholders
  To enable stakeholder consideration of the updated terms, the Company will postpone required approval votes to August 27, 2020
  Business as usual continues for employees, customers and suppliers enhanced by the relationship with a financially stronger Just Energy

TORONTO, Aug. 26, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced updated terms for the Company’s proposed recapitalization plan (the “Recapitalization”) and commitments of support for the Recapitalization from holders of approximately C$68 million principal amount of the Company’s outstanding C$100 million 6.75% subordinated convertible debentures due March 31, 2023 (TSX: JE.DB.D) and C$160 million 6.75% subordinated convertible debentures due December 31, 2021 (TSX: JE.DB.C) (together, the “Subordinated Convertible Debentures”).

The Recapitalization is part of a comprehensive plan that will strengthen and de-risk the business and position Just Energy for sustainable growth as an independent industry leader. The Recapitalization will be facilitated through a plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act (“CBCA”), as previously announced July 8, 2020 and more fully described in the Company’s management proxy circular dated July 17, 2020.

Pursuant to the amendments to the previously announced Recapitalization, Just Energy will:

  pay accrued and unpaid interest in cash on the Subordinated Convertible Debentures until closing of the Recapitalization, issue C$15 million principal amount of new subordinated notes (the “New Subordinated Notes”) to holders of the Subordinated Convertible Debentures, which New Subordinated Notes will have a six-year maturity and will bear an annual interest rate of 7% (which shall only be payable in kind semi-annually), pay certain expenses of the ad hoc group of convertible debenture holders, and issue approximately C$3.67 million of common shares by way of an additional private placement to the Company’s term loan lenders at the same subscription price available to all securityholders pursuant to the New Equity Subscription Offering, proceeds of which will partially offset the incremental cash costs noted above.

All other terms of the Recapitalization remain unchanged.

The Recapitalization has a high degree of stakeholder support, as demonstrated by preliminary voting results together with the votes of the Supporting Debentureholders.

“We are pleased to see the widespread support for this Recapitalization transaction, because it is the best path forward to create a financially strengthened Just Energy positioned for long-term growth,” said R. Scott Gahn, Just Energy’s President and Chief Executive Officer. “As always, we are committed to providing high-quality services to our customers, and business will continue as usual for all our customers, employees and business partners while we undertake this process.”

To provide securityholders more time to consider the amendments before voting, the Company has postponed its Special Meeting of Shareholders and meetings of applicable creditor classes (collectively, the “Meetings”) to August 27, 2020, with a new deadline for proxies.

Updated Meeting Information

The schedule for the Meetings and the applicable proxy deadline for each meeting is:

Meeting	Location	Time & Date	Proxy Deadline
Senior Unsecured Debtholders’ Meeting	Vantage Venues, 150 King Street West, 27th floor, Meeting Room L1, Toronto, Ontario M5H 1J9	8:00 a.m. (Toronto time) on August 27, 2020	6:00 p.m. (Toronto time) on August 26, 2020
Convertible Debentureholders’ Meeting		8:30 a.m. (Toronto time) on August 27, 2020	6:00 p.m. (Toronto time) on August 26, 2020
Shareholders’ Meeting		9:00 a.m. (Toronto time) on August 27, 2020	6:00 p.m. (Toronto time) on August 26, 2020
Annual Meeting		9:30 a.m. (Toronto time) on August 27, 2020	6:00 p.m. (Toronto time) on August 26, 2020

The July 23, 2020 record date in respect of each of the Meetings remains unchanged.

The deadline to elect to participate in the New Equity Subscription Offering, and to fund the associated aggregate Subscription Price, remains 5:00 p.m. (Toronto time) on August 28, 2020.

Significant Stakeholder Support

In addition to receiving an amended support agreement from its senior unsecured term loan lenders, the Company has now entered into support agreements with holders of approximately $68 million principal amount of Subordinated Convertible Debentures (the “Supporting Debentureholders”).  All Supporting Debentureholders have agreed to vote in favour of the Plan of Arrangement pursuant to which the Recapitalization is to be implemented under the CBCA.

Based on proxies submitted as at the original proxy deadline and together with the votes of the Supporting Debentureholders, securityholders have voted in favor of the Recapitalization as follows:

Security Class	Percentage FOR
Senior Unsecured Debtholders’ Meeting	99.35%
Convertible Debentureholders’ Meeting	89.44%
Shareholders’ Meeting	94.97%

Securityholders who have already cast their votes in respect of the Recapitalization do not need to re-submit their votes, unless they wish to change their votes.

Just Energy’s Board of Directors has approved the amended Recapitalization and unanimously recommends all holders of existing senior unsecured term debt, subordinated convertible debentures, preferred shares and common shares support the Recapitalization. Just Energy’s financial advisor, BMO Capital Markets, has provided an opinion to Just Energy’s Board of Directors that the terms of the amended Recapitalization are fair, from a financial point of view, to the holders of its Eurobond, Subordinated Convertible Debentures, Preferred Shares, and common shares.

The implementation of the Recapitalization is expected in September 2020, pending all approvals, including court, regulatory and senior creditor approval.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to raising new equity capital and the exchange of debt; the proposed recapitalization transaction resulting in a financially stronger Company; reducing the Company’s existing debt and interest expense (including the amounts thereof); proceedings under the CBCA; implementing a Plan of Arrangement; issuing new equity; the allocation of any new equity; addressing certain obligations as part of a proposed recapitalization transaction; risks associated with the proposed recapitalization transaction, including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner; the inability to reduce the Company’s debt and/or interest payments, proceedings under the CBCA; issuing and allocating new equity including the dilution of the Company’s outstanding common shares; the value of existing equity following the completion of a recapitalization; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.